Exhibit 99.1

Global-e Appoints Two New Senior Executives

PETACH TIKVA, Israel, July 9, 2024 – Global-e Online Ltd. (Nasdaq: GLBE), the leader of Direct-To-Consumer global eCommerce enablement, announced today the promotions of Tomer Gold to the role of EVP, Head of the Channels and SMB Division and Siddharth Jain to serve as EVP, Technology of the Channels and SMB Division.

Tomer Gold is set to lead the company’s Managed Markets partnership, having previously served as the VP of Corporate Development at Global-e since 2021. With a rich background in finance and business strategy, Tomer has a proven track record of driving significant corporate initiatives and growth, including the acquisition of Flow Commerce which transformed into the Channels and SMB Division. Prior to Global-e, Tomer worked in investment banking at Goldman Sachs for 5 years.

Siddharth Jain will head up Technology of the Channels and SMB Division, following his successful role serving as the Senior Vice President of Engineering at this division since 2022, and beforehand as Senior Vice President of Engineering at Flow Commerce, which was acquired by Global-e. His strategic vision and leadership have been pivotal in the company's technological advancements and team expansions, building upon his many years of prior experience in technological leadership position across different industries.

Tomer will be replacing Rob Keve, who served as EVP, Head of the Channels and SMB Division, and Siddharth will be taking over for Michael Bryzek, who led Technology of the Channels and SMB Division.

"We are thrilled with the promotions of Tomer and Siddharth as they transition into their new roles at Global-e. Their extensive experience and visionary leadership are invaluable assets that will drive the division and our company forward. We are confident that their contributions will be instrumental in achieving our strategic goals and enhancing our position as leaders in the global e-commerce market,” said Amir Schlachet, CEO of Global-e.

“We would also like to take the opportunity to thank Rob Keve and Michael Bryzek, the founders of Flow Commerce Inc., which was acquired by Global-e. We are grateful for their valuable contributions at Global-e over the past two and a half years, as we created the revolutionary solution to power Shopify Managed Markets (formerly known as Markets Pro) offering which is based on the technology and infrastructure built at Flow Commerce coupled with GLBE broader data and solution capabilities,” said Nir Debbi, President of Global-e.

About Global-E Online Ltd.

Global-e (Nasdaq: GLBE) is the world's leading platform enabling and accelerating global, Direct-To-Consumer ecommerce. The chosen partner of over 1,000 brands and retailers across the United States, Europe and Asia, Global-e makes selling internationally as simple as selling domestically. The company enables merchants to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e's end-to-end ecommerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics and vast cross-border experience, enabling international shoppers to buy seamlessly online and retailers to sell to, and from, anywhere in the world. For more information, please visit: www.global-e.com.

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